Exhibit 10.27

Schedule of Non-Employee Director Compensation

Our non-employee directors receive an annual fee of $25,000 and reimbursement of travel expenses in consideration for their services as directors.  Commencing in 2007, non-employee directors who also serve as members of our Audit Committee receive an additional $15,000 per annum, and the employee director who serves as Chairman of our Audit Committee receives an additional $20,000 per annum (these amounts were $10,000 and $15,000, respectively, in 2006).

We have established a directors’ deferred compensation plan for all non-employee directors. Each of our non-employee directors has elected to participate in the director plan and have their annual board membership fee of $25,000 deferred into a stock account and converted quarterly into phantom shares. Upon retirement, separation from the Board of Directors, or the occurrence of a change of control, each director has the option of being paid cash or issued common stock for their phantom shares.